LIST OF SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction	Percentage Ownership
Bright International Group Co., Ltd.	Republic of Vanuatu	100
Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.	People’s Republic of China	95
Lanxi Tianxianfang Linen Co., Ltd.	People’s Republic of China	100